UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-50940

CUSIP Number 778669-10-1

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D

☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                     .

PART I

REGISTRANT INFORMATION

Full name of registrant: Rotech Healthcare Inc.

Former name if applicable:

Address of principal executive office (Street and number): 2600 Technology Drive, Suite 300

City, State and Zip Code: Orlando, Florida 32804

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in our Current Report on Form 8-K filed on August 8, 2007 with the Securities and Exchange Commission, we have determined that two errors were made in the preparation of our previously issued unaudited condensed consolidated statement of cash flows for the three months ended March 31, 2007. These errors related to (i) our calculation of purchases of property and equipment included in accounts payable and (ii) the cash flow classification of cash collateralization of letters of credit – restricted cash.

The correction of these errors has no effect on our consolidated balance sheets as of March 31, 2007 and December 31, 2006, the related consolidated statements of operations for each of the periods ended March 31, 2007 and March 31, 2006, the consolidated statement of cash flows for the period ended March 31, 2006, or on our liquidity or financial position. However, we have determined that it is necessary to restate the statement of cash flows for the three months ended March 31, 2007 to correct these errors and we are in the process of preparing Amendment No. 1 to our Quarterly Report on Form 10-Q (the “Form 10-Q/A”) for the quarterly period ended March 31, 2007 in connection with the restatement. We are unable to file our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (the “Form 10-Q”) until we have completed the restatement and filed the Form 10-Q/A. We expect to file the Form 10-Q/A and the Form 10-Q on or before August 14, 2007.

We believe that the error relating to our calculation of property and equipment included in accounts payable as noted above and described in our Form 8-K resulted from a material weakness in internal control over financial reporting related to review procedures performed in the preparation of the statement of cash flows for the period ended March 31, 2007. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. To remediate the material weakness, we have added additional review procedures and control totals into our supporting schedule for purchases of property and equipment included in accounts payable. We believe that, as of the date of this notification, the changes we have made have remediated the material weakness and that our internal control over financial reporting is effective at the reasonable assurance level.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Steven Alsene, (407) 822-4600.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A preliminary discussion of our unaudited results of operations for the three and six months ended June 30, 2007 and 2006 is set forth below.

Three months ended June 30, 2007 as compared to the three months ended June 30, 2006

Total net revenues for the three months ended June 30, 2007 were $144.3 million as compared to $111.8 million for the comparable period in 2006. The net increase of $32.5 million was primarily attributable to net revenue increases for the three months ended June 30, 2007 of:

•	$13.3 million from the transition of patients formerly receiving compounded budesonide to commercially available alternative products;

•	$6.5 million from organic patient growth representing a 3.3% increase in oxygen patient counts and a 15.1% increase in CPAP product counts; and

•	$13.1 million reduction in the provision for accounts receivable contractual allowances.

These increases in net revenue were offset by a decrease of $0.4 million in net revenues for the three months ended June 30, 2007 as a result of reductions in oxygen reimbursement rates due to the Deficit Reduction Act of 2005, or DRA.

The reduction in the provision for accounts receivable contractual allowances is attributable to the $17.5 million in additional provisions for accounts receivable contractual allowances which were recorded as a reduction to net revenues for the three months ended June 30, 2006. Although we did not record a comparable charge during the three months ended June 30, 2007, we have increased our monthly provision rates and we have experienced increases in gross revenue.

Cost of net revenues totaled $56.5 million for the three months ended June 30, 2007, an increase of $16.1 million or 40.0% from the comparable period in 2006. The net increase was primarily attributable to a $14.6 million increase in product and supply costs from the transition of patients formerly receiving compounded budesonide to commercially available alternative products. Cost of net revenues as a percentage of net revenue was 39.1% for the three months ended June 30, 2007 as compared to 36.1% for the comparable period in 2006.

The provision for doubtful accounts for the three months ended June 30, 2007 totaled $4.2 million, a $0.8 million increase from the comparable period in 2006. This increase was mainly attributable to revenue growth, as the provision for doubtful accounts as a percentage of net revenues was 2.9% for the three months ended June 30, 2007 as compared to 3.0% for the three months ended June 30, 2006.

Selling, general and administrative expenses for the three months ended June 30, 2007 totaled $74.7 million, a decrease of $3.0 million or 3.8% from the comparable period in 2006. This decrease in selling, general and administrative expenses is mainly attributable to non-recurring costs expensed during the three months ended June 30, 2006 related to discussions regarding a potential strategic transaction which were terminated. Selling, general and administrative expenses as a percentage of net revenues decreased to 51.8% for the three months ended June 30, 2007 from 69.4% for the three months ended June 30, 2006, primarily as a result of the increase in net revenues during the three months ended June 30, 2007 as compared to the comparable period in 2006.

Depreciation and amortization for the three months ended June 30, 2007 totaled $3.3 million, a decrease of $0.8 million or 19.5% from the comparable period in 2006. This decrease is mainly the result of decreased capital expenditures on computer and other equipment, as well as certain computer and other equipment becoming fully depreciated during the last twelve months. Depreciation and amortization as a percentage of net revenue decreased to 2.3% as compared to 3.7% for the comparable period in 2006.

We recorded an estimated non-cash goodwill impairment charge of $449.0 million for the three months ended June 30, 2006 as the result of an overall decline in our profitability which resulted primarily from decreases in Medicare reimbursement rates, including the reductions for compounded budesonide and the resulting decline in our market capitalization. We did not have any similar impairment charges during the three months ended June 30, 2007.

Net interest expense for the three months ended June 30, 2007 totaled $12.0 million, an increase of $3.2 million or 37.3% from the comparable period in 2006. The increase is primarily attributable to an increase of approximately $110.1 million in the average debt outstanding during the three months ended June 30, 2007 as compared to the comparable period in 2006, as well as an increase of approximately 309 basis points in the average applicable variable interest rates.

Federal and state income tax for the three months ended June 30, 2007 was $0.2 million as compared to a federal and state income tax benefit of $40.6 million for the comparable period in 2006. This decrease in tax benefit is primarily the result of a decrease in the loss before income taxes and a lower effective tax rate due to the recording of a full valuation allowance against future benefits of current period losses.

Net loss for the three months ended June 30, 2007 was $6.6 million compared to a net loss of $430.7 million for the comparable period in 2006. As outlined above, we recorded three significant accounting adjustments in 2006 that did not recur in 2007. These three adjustments (the $449.0 million non-cash goodwill impairment charge, the $17.5 million increase in contractual adjustments, and the $40.6 million tax benefit) contributed an aggregate of $425.9 million to the net loss for the three months ended June 30, 2006.

Six months ended June 30, 2007 as compared to the six months ended June 30, 2006

Total net revenues for the six months ended June 30, 2007 were $279.7 million as compared to $244.3 million for the comparable period in 2006. The net increase of $35.4 million was primarily attributable to net revenue increases for the six months ended June 30, 2007 of:

•	$23.7 million from the transition of patients formerly receiving compounded budesonide to commercially available alternative products;

•	$12.9 million from organic patient growth representing a 4.6% increase in oxygen patient counts and a 17.3% increase in CPAP product counts; and

•	$4.2 million reduction in the provision for accounts receivable contractual allowances.

These increases in net revenues were offset by decreases in net revenues for the six months ended June 30, 2007 of:

•

$4.6 million as a result of volume reductions under two of our contracts with Gentiva Health Services (“Gentiva”) as a result of an amendment to Gentiva’s contract with CIGNA Healthcare (“CIGNA”), whereby Gentiva would no longer coordinate specific respiratory therapy and DME services on behalf of CIGNA effective January 31, 2006; and

•	$0.8 million as a result of the DRA reductions in oxygen reimbursement rates.

The reduction in the provision for accounts receivable contractual allowances is attributable to the $17.5 million in additional provisions for accounts receivable contractual allowances which were recorded as a reduction to net revenues for the six months ended June 30, 2006. Although we did not record a comparable charge during the six months ended June 30, 2007, we have increased our monthly provision rates and we have experienced increases in gross revenue.

Cost of net revenues totaled $109.8 million for the six months ended June 30, 2007, an increase of $25.9 million or 30.9% from the comparable period in 2006. The net increase was primarily attributable to a $25.3 million increase in product and supply costs from the transition of patients formerly receiving compounded budesonide to commercially available alternative products. Cost of net revenues as a percentage of net revenue was 39.3% for the six months ended June 30, 2007 as compared to 34.3% for the comparable period in 2006.

The provision for doubtful accounts for the six months ended June 30, 2007 totaled $8.6 million, a $1.2 million increase from the comparable period in 2006. This increase was mainly attributable to revenue growth, as the provision for doubtful accounts was 3.1% for the six months ended June 30, 2007 as compared to 3.0% for the six months ended June 30, 2006.

Selling, general and administrative expenses for the six months ended June 30, 2007 totaled $151.0 million, a decrease of $2.6 million or 1.7% from the comparable period in 2006. This decrease in selling, general and administrative expenses is mainly attributable to non-recurring costs expensed during the six months ended June 30, 2006 related to discussions regarding a potential strategic transaction which were terminated. Selling, general and administrative expenses as a percentage of net revenues decreased to 54.0% for the six months ended June 30, 2007 from 62.9% for the six months ended June 30, 2006, primarily as a result of the increase in net revenues during the six months ended June 30, 2007 as compared to the comparable period in 2006.

Depreciation and amortization for the six months ended June 30, 2007 totaled $7.4 million, a decrease of $1.7 million or 18.7% from the comparable period in 2006. This decrease is mainly the result of decreased capital expenditures on computer and other equipment, as well as certain computer and other equipment becoming fully depreciated during the last twelve months. Depreciation and amortization as a percentage of net revenue decreased to 2.6% as compared to 3.7% for the comparable period in 2006.

We recorded an estimated non-cash goodwill impairment charge of $449.0 million for the six months ended June 30, 2006 as the result of an overall decline in our profitability which resulted primarily from decreases in Medicare reimbursement rates, including the reductions for compounded budesonide and the resulting decline in our market capitalization. We did not have any similar impairment charges during the six months ended June 30, 2007.

Net interest expense for the six months ended June 30, 2007 totaled $22.1 million, an increase of $5.0 million or 28.9% from the comparable period in 2006. The increase is primarily attributable to an increase of approximately $78.0 million in the average debt outstanding during the six months ended June 30, 2007 as compared to the comparable period in 2006, as well as an increase of approximately 241 basis points in the average applicable variable interest rates.

We recorded a loss on extinguishment of debt for the six months ended June 30, 2007 in the amount of $12.2 million. This amount equals the unamortized debt issuance costs from our September 15, 2006 refinancing, as well as prepayment premiums paid in accordance with the former credit agreement. This amount was written off on March 30, 2007 upon the closing of our new $180.0 million term loan and repayment of all amounts associated with the former credit facility.

Federal and state income tax benefit for the six months ended June 30, 2007 decreased to $3.0 million from $42.3 million for the comparable period in 2006. This decrease in tax benefit is primarily the result of a decrease in the loss before income taxes and a lower effective tax rate due to the recording of a full valuation allowance against future benefits of current period losses.

Net loss for the six months ended June 30, 2007 was $28.3 million compared to a net loss of $433.7 million for the six months ended June 30, 2006. As outlined above, we recorded three significant accounting adjustments in 2006 that did not recur in 2007. These three adjustments (the $449.0 million non-cash goodwill impairment charge, the $17.5 million increase in contractual adjustments, and the $42.3 million tax benefit) contributed an aggregate of $424.2 million to the net loss for the six months ended June 30, 2006. As described above, we recorded a loss on extinguishment of debt which contributed $12.2 million to the net loss for the six months ended June 30, 2007.

Cautionary Note Regarding Forward-Looking Statements

This notification contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and section 27A of the Securities Act of 1933, as amended. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed in this report and all statements which are not statements of historical fact. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “may,” “will,” “could,” “should,” “would,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated in this report. The following are some but not all of such risks, uncertainties, contingencies, assumptions and other factors, many of which are beyond our control, that could cause results, performance or achievements to differ materially from those anticipated: changes in the preliminary financial results and estimates due to the restatement of our quarterly financial statements; the nature, timing and amount of any restatement or other adjustments; our ability to make timely filings of the required periodic reports under the Securities Exchange Act of 1934; issues relating to our ability to maintain effective internal control over financial reporting and disclosure controls and procedures; and the risks and uncertainties described in our filings with the Securities and Exchange Commission. Readers should refer to the discussion under “Risk Factors” contained in our most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q on file with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements. We do not undertake any obligation to release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rotech Healthcare Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2007	By:	/s/ Steven Alsene
Name: Steven Alsene Title: Chief Financial Officer